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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
          UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
           OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
               AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     Commission File No. 1-6352
                                        ----------------------------------------

                            John H. Harland Company
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            (Exact name of registrant as specified in its charter)


2939 Miller Road, Decatur, Georgia 30035                 (770) 981-9460
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

              Common Stock Purchase Rights, expiring July 5, 1999
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           (Title of each class of securities covered by this Form)

              Common Stock Purchase Rights, expiring July 5, 2009
                         Common Stock, par value $1.00
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(i)      / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 12h-3(b)(2)(ii)     / /
                                       Rule 15d-6               / /

        Approximate number of holders of record as of the certification or
notice date:        None
             --------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934, John H. Harland Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: July 6, 1999                  By: /s/ John C. Walters
      -----------------                 -------------------------------
                                        John C. Walters
                                        Vice President, Secretary and
                                        General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.